SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

AMBEV ANNOUNCES CHANGES IN MANAGEMENT

Ambev S.A. (“Ambev” or the “Company”), announces that, effective January 1, 2015, João Castro Neves will join the Board of Directors of the Company and will also assume the position of Zone President North America at Anheuser-Busch InBev S.A./N.V. ("ABI").  He will be succeeded in his position as CEO of Ambev by Bernardo Pinto Paiva, currently the Chief Sales Officer of ABI.

Bernardo Pinto Paiva holds a Degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro.  Mr. Pinto Paiva joined Ambev in 1991 as a management trainee and, during his career at the Company, has held leadership positions in Sales, Supply, Distribution and Finance.  He was appointed President of Labatt, Ambev’s subsidiary in Canada, in January 2008 and President of Quilmes, the Company’s subsidiary in Argentina, in January 2009, before becoming Chief Sales Officer of ABI in January 2012.

São Paulo, September 26, 2014.

Ambev S.A.

/s/Nelson José Jamel

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer
Date: September 26, 2014